

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2024

Deanna White
Chief Executive Officer
Surf Air Mobility Inc.
12111 S. Crenshaw Blvd.
Hawthorne, CA 90250

> **Re: Surf Air Mobility Inc.**
> **Registration Statement on Form S-1**
> **Filed June 4, 2024**
> **File No. 333-279929**

Dear Deanna White:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed June 4, 2024

Risk Factors, page 8

1. We note you have incorporated your risk factor disclosure from your 2023 Form 10-K which includes a general risk factor regarding compliance with the continued listing standards of the NYSE. Please revise this section to address the risks associated with failing to meet the New York Stock Exchange continued listing standards. To provide context, discuss (i) the May 20, 2024 notice from the NYSE stating that the Company is no longer in compliance with the NYSE continued listing standards due to the fact that the Company's average total market capitalization over a consecutive 30 trading-day period was less than $50 million and, at the same time, its stockholders' equity was less than $50 million and (ii) the April 2, 2024 notice stating that the average closing price of the Company's common stock was less than $1.00 over a consecutive 30 trading-day period and that failure to regain compliance with these standards may result in the delisting of your securities.

<u>Plan of Distribution, page 26</u>

2.   We note your disclosure on page 26 that your selling stockholders may sell their securities using various methods, including any method permitted pursuant to applicable law. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

<u>General</u>

3.   Please revise your prospectus to disclose the following information with respect to the Share Subscription Facility by and among the company and GEM Global Yield LLC SCS and GEM Yield Bahamas Limited:
  • the material terms of the agreement, including the material conditions under which the company may access the funds available under it and the full discounted price (or formula for determining it) at which GEM will receive the shares.
  • the material risks of an investment in the company and in the offering, including:
      ◦ the dilutive effect of the formula or pricing mechanism on the company's share price;
      ◦ the possibility that the company may not have access to the full amount available to it under the agreement; and
      ◦ whether an investor can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect the company's share price.
  • the material market activities of GEM, including:
      ◦ any short selling of the company's securities or other hedging activities that GEM may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement; and
      ◦ how GEM intends to distribute the securities it owns or will acquire.
  • how the provisions of Regulation M may prohibit GEM and any other distribution participants that are participating in the distribution of the company's securities from:
      ◦ engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the agreement is in effect; and
      ◦ purchasing shares in the open market while the agreement is in effect.

4.   Please file the Share Subscription Facility dated as of February 8, 2023 and any amendments as exhibit(s) to your registration statement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Peter Wardle